Exhibit 21.1
List of Subsidiaries of Archipelago Learning, Inc.

Jurisdiction of
Name	Incorporation/Organization
Archipelago Learning Holdings, LLC	Delaware
AL Midco, LLC	Delaware
Archipelago Learning, LLC	Delaware